SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

Ooma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

683416101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages
Exhibit Index Contained on Page 14

CUSIP NO. 683416101	13 G	Page 2 of 17

1	NAME OF REPORTING PERSONS Worldview Technology Partners IV, L.P. (“Tech IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,735,415 shares; except that Worldview Capital IV, L.P. (“DGP IV”), the general partner of Tech IV, may be deemed to have sole power to vote these shares, except that Worldview Equity I, L.L.C. (the “UGP”), the general partner of DGP IV, may be deemed to have sole power to vote these shares, and James Wei (“Wei”), Michael Orsak (“Orsak”) and Susumu Tanaka (“Tanaka”), the members of the UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,735,415 shares; except that DGP IV, the general partner of Tech IV, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,735,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 3 of 17

1	NAME OF REPORTING PERSONS Worldview Technology International IV, L.P. (“Intl IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
931,779 shares; except that DGP IV, the general partner of Intl IV, may be deemed to have sole power to vote these shares, except that the UGP, the general partner of DGP IV, may be deemed to have sole power to vote these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
931,779 shares; except that DGP IV, the general partner of Intl IV, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS Worldview Strategic Partners IV, L.P. (“Strat IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
42,316 shares; except that DGP IV, the general partner of Strat IV, may be deemed to have sole power to vote these shares, except that the UGP, the general partner of DGP IV, may be deemed to have sole power to vote these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
42,316 shares; except that DGP IV, the general partner of Strat IV, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,316
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 5 of 17

1	NAME OF REPORTING PERSONS Worldview Capital IV, L.P. (“DGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV, the general partner of each of Tech IV, Intl IV and Strat IV, may be deemed to have sole power to vote these shares, and the UGP, the general partner of DGP IV, may be deemed to have sole power to vote these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV, the general partner of each of Tech IV, Intl IV and Strat IV, may be deemed to have sole power to dispose of these shares, the UGP, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 683416101	13 G	Page 6 of 17

1	NAME OF REPORTING PERSONS Worldview Equity I, L.L.C. (the “UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV, the general partner of each of Tech IV, Intl IV and Strat IV, may be deemed to have sole power to vote these shares, and the UGP, the general partner of DGP IV, may be deemed to have sole power to vote these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV, the general partner of each of Tech IV, Intl IV and Strat IV, may be deemed to have sole power to dispose of these shares, the UGP, the general partner of DGP IV, may be deemed to have sole power to dispose of these shares, and Wei, Orsak and Tanaka, the members of the UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.4%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 683416101	13 G	Page 7 of 17

1	NAME OF REPORTING PERSONS James Wei (“Wei”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV is the general partner of each of Tech IV, Intl IV and Strat IV, and the UGP is the general partner of DGP IV. Wei, a member of the UGP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV is the general partner of each of Tech IV, Intl IV and Strat IV, and the UGP is the general partner of DGP IV. Wei, a member of the UGP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 683416101	13 G	Page 8 of 17

1	NAME OF REPORTING PERSONS Michael Orsak (“Orsak”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV is the general partner of each of Tech IV, Intl IV and Strat IV, and the UGP is the general partner of DGP IV. Orsak, a member of the UGP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV is the general partner of each of Tech IV, Intl IV and Strat IV, and the UGP is the general partner of DGP IV. Orsak, a member of the UGP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 683416101	13 G	Page 9 of 17

1	NAME OF REPORTING PERSONS Susumu Tanaka (“Tanaka”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV is the general partner of each of Tech IV, Intl IV and Strat IV, and the UGP is the general partner of DGP IV. Tanaka, a member of the UGP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
6,709,510 shares, of which 5,735,415 are directly owned by Tech IV, 931,779 are directly owned by Intl IV, and 42,316 are directly owned by Strat IV. DGP IV is the general partner of each of Tech IV, Intl IV and Strat IV, and the UGP is the general partner of DGP IV. Tanaka, a member of the UGP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 683416101	13 G	Page 10 of 17

ITEM 1(A).	NAME OF ISSUER:

Ooma, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1880 Embarcadero Road

Palo Alto, CA 94303

ITEM 2(A).	NAME OF PERSONS FILING:

This statement is filed by each of Worldview Technology Partners IV, L.P., a Delaware limited partnership (“Tech IV”), Worldview Technology International IV, L.P., a Delaware limited partnership (“Intl IV”), Worldview Strategic Partners IV, L.P., a Delaware limited partnership (“Strat IV”), Worldview Capital IV, L.P., a Delaware limited partnership (“DGP IV”) and the general partner of each of Tech IV, Intl IV and Strat IV, Worldview Equity I, L.L.C., a Delaware limited liability company (the “UGP”) and the general partner of DGP IV, and James Wei (“Wei”), Michael Orsak (“Orsak”) and Susumu Tanaka (“Tanaka”), the members of the UGP. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DPG IV is the general partner of each of Tech IV, Strat IV and Intl IV and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Tech IV, Strat IV and Intl IV. The UGP, the general partner of DGP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by each of Tech IV, Strat IV and Intl IV. Wei, Orsak and Tanaka are the members of the UGP and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by Tech IV, Strat IV and Intl IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Worldview Technology Partners

99 S. Almaden Blvd, 6th Floor

San Jose, CA 95113

ITEM 2(C)	CITIZENSHIP:

Tech IV, Strat IV, Intl IV and DGP IV are Delaware limited partnerships. The UGP is a Delaware limited liability company. Wei is a Canadian citizen. Orsak is a United States citizen. Tanaka is a Japanese citizen.

ITEM 2(D) AND ITEM 2(E).         TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock, $0.0001 par value

CUSIP # 683416101

ITEM 3.	Not Applicable.

CUSIP NO. 683416101	13 G	Page 11 of 17

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of each of Tech IV, Strat IV, Intl IV and DGP IV and the limited liability company agreement of the UGP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

CUSIP NO. 683416101	13 G	Page 12 of 17

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

 Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

Not applicable.

CUSIP NO. 683416101	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2016

	WORLDVIEW EQUITY I, L.L.C.	JAMES wEI

Worldview Capital IV, L.P.
	By: Worldview Equity I, L.L.C., its General Partner	mICHAEL oRSAK

	WORLDVIEW TECHNOLOGY PARTNERS IV, L.P.	sUSUMU tANAKA
By: Worldview Capital IV, L.P., its General Partner
By: Worldview Equity I, L.L.C., its General Partner

WORLDVIEW TECHNOLOGY INTERNATIONAL IV, L.P.
By: Worldview Capital IV, L.P., its General Partner
By: Worldview Equity I, L.L.C., its General Partner

WORLDVIEW STRATEGIC PARTNERS IV, L.P.
By: Worldview Capital IV, L.P., its General Partner
By: Worldview Equity I, L.L.C., its General Partner

By:	/s/ James N. Strawbridge	By:	/s/ James N. Strawbridge
	James N. Strawbridge, Attorney-In-Fact for the above-listed entities*		James N. Strawbridge, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 683416101	13 G	Page 14 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	15
Exhibit B: Power of Attorney	16

CUSIP NO. 683416101	13 G	Page 15 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Ooma, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: January 15, 2016

	WORLDVIEW EQUITY I, L.L.C.	JAMES wEI

Worldview Capital IV, L.P.
	By: Worldview Equity I, L.L.C., its General Partner	mICHAEL oRSAK

	WORLDVIEW TECHNOLOGY PARTNERS IV, L.P.	sUSUMU tANAKA
By: Worldview Capital IV, L.P., its General Partner
By: Worldview Equity I, L.L.C., its General Partner

WORLDVIEW TECHNOLOGY INTERNATIONAL IV, L.P.
By: Worldview Capital IV, L.P., its General Partner
By: Worldview Equity I, L.L.C., its General Partner

WORLDVIEW STRATEGIC PARTNERS IV, L.P.
By: Worldview Capital IV, L.P., its General Partner
By: Worldview Equity I, L.L.C., its General Partner

By:	/s/ James N. Strawbridge	By:	/s/ James N. Strawbridge
	James N. Strawbridge, Attorney-In-Fact for the above-listed entities*		James N. Strawbridge, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 683416101	13 G	Page 16 of 17

exhibit B

POWER OF ATTORNEY

October 1, 2014

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby authorizes and designates James N. Strawbridge as his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to act for and on behalf of the undersigned for the following purposes:

1.	To execute shareholder written consents, proxies, ballots and related documents on behalf of the undersigned with respect to any corporation in which such entity is a shareholder (each referred to herein as a “Corporation”), or to represent the undersigned at a meeting of shareholders of any Corporation and to vote the securities of any Corporation held by the undersigned at such meeting;

2.	To execute contracts and agreements, including, but not limited to, bank accounts, brokerage accounts, stock powers, stock purchase agreements, and stock sales agreements or such other documents as may be requested in order to effect either the purchase or sale of securities on behalf of the undersigned;

3.	To prepare and file on behalf of the undersigned individually, or jointly together, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form ADV, Form 3, Form 4 and Form 5) that the undersigned may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to the undersigned’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by the undersigned;

4.	To execute consents and agreements, including, but not limited to, limited partner assignment agreements, nondisclosure agreements, and limited partnership agreement amendments, or such other documents as may be requested on behalf of the undersigned in the ordinary course of their operations; and

5.	To take such other actions on behalf of any of the undersigned as may be necessary to effect acquired securities or corporate or regulatory filings or other similar actions in the ordinary course of business of any of the undersigned. Each of the undersigned acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

Each of the undersigned hereby grants to the Attorney-In-Fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do excluding the power of substitution or revocation, and every act and thing that such Attorney-in-Fact, shall lawfully do or cause to be done in exercising the rights and powers herein granted is hereby ratified and confirmed.

This Power of Attorney shall become effective on October 1, 2014 and is for a period of ten (10) years, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact.

[Signatures on the Following Page.]

CUSIP NO. 683416101	13 G	Page 17 of 17

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of the first date set forth above.

Worldview Equity I, L.L.C.			WORLDVIEW CAPITAL IV, L.P.

By:	/s/ James Wei		By: Worldview Equity I, L.L.C.
	Name:	James Wei	Its: General Partner
	Title:	Member	By:	/s/ James Wei
			Name:	James Wei
			Title:	Member
WORLDVIEW TECHNOLOGY PARTNERS IV, L.P.

By: Worldview Capital IV, L.P.			WORLDVIEW MANAGEMENT CORP.
Its: General Partner
By: Worldview Equity I, L.L.C.			By:	/s/ James Wei
Its: General Partner				Name:	James Wei
				Title:	Chief Executive Officer

By:	/s/ James Wei
	Name:	James Wei
	Title:	Member

WORLDVIEW STRATEGIC PARTNERS IV, L.P.			WORLDVIEW TECHNOLOGY INTERNATIONAL IV, L.P.

By: Worldview Capital IV, L.P.			By: Worldview Capital IV, L.P.
Its: General Partner			Its: General Partner
By: Worldview Equity I, L.L.C.			By: Worldview Equity I, L.L.C.
Its: General Partner			Its: General Partner

By:	/s/ James Wei		By:	/s/ James Wei
	Name:	James Wei		Name:	James Wei
	Title:	Member		Title:	Member